UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

OCEAN SHORE HOLDING CO.
(Name of Issuer)

Common stock, $.01 par value
(Title of Class of Securities)

67501R103
(CUSIP Number)

Christopher DeMuth, Jr. c/o Rangeley Capital, LLC 3 Forest Street New Canaan, Connecticut 06840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67501R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

539,508

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

539,508

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,508

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	67501R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rangeley Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

539,508

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

539,508

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,508

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	67501R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher DeMuth, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

539,508

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

539,508

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,508

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	67501R103

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is Common stock, $.01 par value ("Common Stock") of OCEAN SHORE HOLDING CO. ("OCEAN SHORE").  OCEAN SHORE is the holding company for Ocean City Home Bank (the "Bank"), a federally chartered savings bank.  OCEAN SHORE is a unitary savings and loan holding company and conducts its operations primarily through the Bank.  OCEAN SHORE's principal executive offices located at 1001 Asbury Avenue, Ocean City, New Jersey 08226.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Rangeley Capital, LLC, a Delaware limited liability company (ii) Rangeley Capital Partners, LP, a Delaware limited partnership and (iii) Christopher DeMuth, Jr.  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 3 Forest Street, New Canaan, Connecticut 06840.

(c)	Rangeley Capital, LLC is the investment manager of Rangeley Capital Partners, LP. Christopher DeMuth, Jr. is the managing member of Rangeley Capital, LLC.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Christopher DeMuth, Jr. is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.

Item 4.	Purpose of Transaction.

As of the date of this filing, Rangeley Capital, LLC has sent a letter to the Board of Directors of the OCEAN SHORE urging the Board of Directors to consider undertaking a strategic review of the company at this time.  Rangeley Capital, LLC believes that it would be an ideal time to assess the best course of action to increase shareholder value going forward.  A copy of this letter is attached as Exhibit A.

The shares of Common Stock covered by this Schedule 13D were acquired by Rangeley Capital, LLC for investment purposes in the ordinary course of business.  The Reporting Persons are engaged in the business of securities analysis and investment.  The Reporting Persons analyze the operations and capital structure of companies in which they invest, including OCEAN SHORE, on a continuous basis through analysis of the documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities, one or more of the Reporting Persons may issue articles, participate in interviews or hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of November 1, 2013, 6,964,952 shares of OCEAN SHORE's Common Stock were outstanding (as disclosed on OCEAN SHORE's Form 10-Q dated November 8, 2013).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit C and were all effected in broker transactions.

Each Reporting Person specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Letter to Mr. Robert A. Previti and the Board of Directors of Ocean Shore Holding Company sent November 19, 2013

B	Joint Filing Agreement among the Reporting Persons dated as of November 20, 2013.

C	Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2013
(Date)

/s/ Christopher DeMuth, Jr.
Christopher DeMuth. Jr.*

Rangeley Capital, LLC

By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member Rangeley Capital Partners, LP By: /s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr. Managing Member of Rangeley Capital GP, LLC
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Ocean Shore Holding Co., Board of Directors
Mr. Robert A. Previti, Ed. D, Chairman of the Board
1001 Asbury Avenue
Ocean City, NJ 08226

Dear Board of Directors:

I am writing to urge the Board of Directors to undertake a strategic review.  This would be a board-level decision.  Our hope and expectation is that the board will make the right decision on behalf of Ocean Shore's owners.

Rangeley Capital Partners, LP, the investment partnership that I manage, owns 539,508 shares of the outstanding common stock of Ocean Shore Holding Co., representing approximately 7.7% of the Company's outstanding shares.  We have been owners of Ocean Shore since the company fully converted from a mutual in 2009.  I want to congratulate the Board on the successful completion of the conversion and the expiration of the three year moratorium on corporate actions.  Over the past several years, this process has created significant value for all shareholders in the Company.

The current Board of Directors also has important duties to Ocean Shore owners.  Looking ahead, since the moratorium on corporate actions has expired and Ocean Shore is in a strong position regarding its loan portfolio and overcapitalization, we believe it is an ideal time to undertake a strategic review of potential avenues to maximize value for Ocean Shore's owners.
To maximize value, the Board of Directors should consider the possibility of a sale.  Ocean Shore continues to trade close to tangible book value, a lower multiple than its peers.  Even using conservative price estimates, a strategic buyer would likely pay a substantial premium to acquire the company today.

It is in the interest of all shareholders for the Board of Directors to consider options that may be available to unlock substantial value for shareholders.  As such, a strategic review would be in the best interests of the company and its stock holders and would likely receive a positive reaction from the capital markets.

I would be happy to discuss our views on any of the options available to the bank.

Regards,

Chris DeMuth Jr.

Exhibit B

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D/A need be filed with respect to the ownership by each of the undersigned of shares of Common stock, $.01 par value of OCEAN SHORE HOLDING CO.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.

Rangeley Capital, LLC

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Managing Member
Rangeley Capital Partners, LP

	By:	/s/ Christopher DeMuth, Jr.
Christopher DeMuth, Jr.
Director

November 20, 2013
Date

Exhibit C

TRANSACTIONS IN THE SHARES

Transaction	Trade Date	# of Shares	Price per Share
Buy	10/30/2013	100	14.408705
Buy	10/29/2013	100	14.408705
Buy	10/28/2013	60	14.414875
Buy	10/28/2013	100	14.4032
Buy	10/28/2013	100	14.4032
Buy	10/28/2013	100	14.4034
Buy	10/28/2013	100	14.405201
Buy	10/28/2013	540	14.405201
Buy	10/28/2013	60	14.394875
Buy	10/28/2013	40	14.4032
Buy	10/28/2013	40	14.400713
Buy	10/28/2013	60	14.3617
Buy	10/25/2013	100	14.480205
Buy	10/24/2013	100	14.348705
Buy	10/24/2013	100	14.3432
Buy	10/24/2013	800	14.344826
Buy	10/23/2013	400	14.403701
Buy	10/23/2013	341	14.403701
Buy	10/23/2013	100	14.395105
Buy	10/23/2013	59	14.359973
Buy	10/23/2013	100	14.310205
Buy	10/23/2013	100	14.300205
Buy	10/23/2013	100	14.3032
Buy	10/23/2013	800	14.304826
Buy	10/22/2013	100	14.488705
Buy	10/21/2013	800	14.496703
Buy	10/21/2013	100	14.493203
Buy	10/21/2013	100	14.496703
Buy	10/3/2013	100	14.650205
Buy	10/3/2013	700	14.646202
Buy	10/3/2013	100	14.646703
Buy	10/3/2013	100	14.643203
Buy	10/3/2013	100	14.650205
Buy	10/3/2013	100	14.6432
Buy	10/3/2013	800	14.646703
Buy	10/2/2013	100	14.624705
Buy	10/2/2013	100	14.6197
Buy	10/2/2013	100	14.626703
Buy	10/2/2013	200	14.626703
Buy	10/2/2013	100	14.625203

Buy	10/2/2013	100	14.623203
Buy	10/2/2013	100	14.623203
Buy	10/2/2013	100	14.616703
Buy	10/2/2013	100	14.626703
Buy	10/2/2013	100	14.628705
Buy	10/2/2013	100	14.6177
Buy	10/2/2013	100	14.625203
Buy	10/2/2013	500	14.625203
Buy	10/2/2013	100	14.623203
Buy	10/2/2013	100	14.625203
Buy	10/1/2013	100	14.648705
Buy	10/1/2013	800	14.646265
Buy	10/1/2013	100	14.646703
Buy	9/30/2013	800	14.644576
Buy	9/30/2013	100	14.645201
Buy	9/30/2013	100	14.648705
Buy	9/30/2013	900	14.695201
Buy	9/30/2013	100	14.695201
Buy	9/27/2013	25	14.6932
Buy	9/27/2013	675	14.694831
Buy	9/27/2013	100	14.695201
Buy	9/27/2013	100	14.696705
Buy	9/27/2013	100	14.6897
Buy	9/27/2013	100	14.710105
Buy	9/27/2013	100	14.7032
Buy	9/27/2013	600	14.703201
Buy	9/27/2013	100	14.705201
Buy	9/27/2013	100	14.705201
Buy	9/25/2013	100	14.708705
Buy	9/25/2013	180	14.6832
Buy	9/25/2013	520	14.704932
Buy	9/25/2013	100	14.700701
Buy	9/25/2013	100	14.695201
Buy	9/25/2013	100	14.710205
Buy	9/25/2013	800	14.704576
Buy	9/25/2013	100	14.705201
Buy	9/25/2013	22	14.733542
Buy	9/25/2013	100	14.610105
Buy	9/25/2013	78	14.6031
Buy	9/25/2013	100	14.6032
Buy	9/25/2013	300	14.604721
Buy	9/25/2013	100	14.597701
Buy	9/25/2013	100	14.605201
Buy	9/25/2013	100	14.605201
Buy	9/25/2013	100	14.605201

Buy	9/23/2013	100	14.608705
Buy	9/23/2013	297	14.603417
Buy	9/23/2013	38	14.599701
Buy	9/23/2013	100	14.605201
Buy	9/23/2013	100	14.603701
Buy	9/23/2013	100	14.605101
Buy	9/23/2013	100	14.595201
Buy	9/23/2013	42	14.605201
Buy	9/23/2013	123	14.605201
Buy	9/23/2013	100	14.608705
Buy	9/23/2013	100	14.5317
Buy	9/23/2013	100	14.6017
Buy	9/23/2013	200	14.603201
Buy	9/23/2013	100	14.533701
Buy	9/23/2013	200	14.603701
Buy	9/23/2013	200	14.603701
Buy	9/23/2013	100	14.610105
Buy	9/23/2013	100	14.5832
Buy	9/23/2013	100	14.6032
Buy	9/23/2013	397	14.604849
Buy	9/23/2013	100	14.605201
Buy	9/23/2013	203	14.605201